

02005085 ...D STATES
...AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-48561

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VEBER PARTNERS, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th St
(No. and Street)

Portland, (City) OR (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. GAYLE L. VEBER (503) 229-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREDERICK K. ERICKSON, CPA
(Name — *if individual, state last, first, middle name*)

P.O. BOX 395 (Address) TROUTDALE, (City) OR (State) 97060 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 25 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GAYLE L. VEBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VEBER PARTNERS, L.L.C., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
DORIS E STUBBS
NOTARY PUBLIC - OREGON
COMMISSION NO. 330155
MY COMMISSION EXPIRES DECEMBER 28, 2003

Gayle L. Veber
Signature

Managing Member
Title

Doris E. Stubbs
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT

To the Members
Veber Partners, L.L.C.

I have audited the accompanying statements of financial condition of Veber Partners, L.L.C. (an Oregon Limited Liability Company) as of December 31, 2001 and 2000 and the related statements of operations, comprehensive income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, L.L.C. as of December 31, 2001 and 2000 and the result of its operations, its comprehensive income and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



Gresham, Oregon

January 31, 2002

VEBER PARTNERS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$ 18,994	$ 19,988
Restricted cash	-	50,000
Client receivables	5,307	1,701
Marketable securities (Note 6)	3,108	4,416
Total current assets	27,409	76,105
FURNITURE AND EQUIPMENT:	125,311	109,739
Less-Accumulated depreciation	(89,232)	(70,145)
Net furniture and equipment	36,079	39,594
Total assets	$ 63,488	$115,699

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 8,378	$ 3,528
Accrued liabilities-		
Payroll and related taxes	1,118	1,550
Vacation pay	3,079	2,918
Client deposit	-	50,000
Total current liabilities	12,575	57,996
COMMITMENTS (Note 5)		
MEMBERS' EQUITY:		
Members' equity	65,879	71,793
Accumulated comprehensive loss	(14,966)	(14,090)
Total equity	50,913	57,703
Total liabilities and equity	$63,488	$115,699

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
REVENUES:		
Success fees	$380,700	$ 160,010
Financial consulting and retainer fees	324,226	193,566
Total revenue	704,926	353,576
OPERATING EXPENSES:		
Employee compensation and benefits	249,302	267,078
Payroll taxes	21,514	20,229
Member compensation and benefits	2,441	2,489
Advertising and promotion	4,681	18,584
Business information services	3,424	3,747
Professional and consulting fees	59,232	29,112
Rent	60,823	86,340
General and administrative expense	135,164	159,890
Depreciation and amortization	19,087	19,791
Total operating expenses	555,668	607,260
Operating income (loss)	149,258	(253,684)
OTHER INCOME (EXPENSE):		
Realized gains on sale of securities	-	90,063
Interest income	84	2,186
Interest expense	(865)	(163)
Other expense	-	(27)
Net income (loss)	$148,477	$(161,625)

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET INCOME (LOSS)	$148,477	$(161,625)
OTHER COMPREHENSIVE INCOME:		
Unrealized holding losses arising during the year	(876)	(501,620)
Less-Reclassification adjustment for realized gains included in net income	-	(90,063)
Other comprehensive (loss)	(876)	(591,683)
Comprehensive income (loss)	$147,601	$(753,308)

The accompanying notes are an integral part of these statements.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	Members' Equity	Comprehensive Income
BALANCE, December 31, 1999	$398,323	$577,593
Cash contributions from members	162,958	-
Cash draws paid to members	(327,863)	-
Net loss for 2000	(161,625)	-
Other comprehensive (loss)	-	(591,683)
BALANCE, December 31, 2000	71,793	(14,090)
Cash contributions from members	183,090	-
Cash draws paid to members	(337,481)	-
Net income for 2001	148,477	-
Other comprehensive (loss)	-	(876)
BALANCE, December 31, 2001	$ 65,879	$(14,966)

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, L.L.C.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
CASH PROVIDED (USED):		
Operations-		
Net income (loss)	$148,477	$(161,625)
Expenses in net income (loss) not using cash-		
Depreciation	19,087	18,791
Amortization	-	1,000
Gain on sale of marketable securities	-	(90,062)
Changes in assets and liabilities affecting operations-		
(Increase) decrease in restricted cash	50,000	(50,000)
(Increase) decrease in receivables	(3,606)	364,341
Increase (decrease)in payables	4,850	791
Increase (decrease) in accruals	162	(110,937)
Increase (decrease) in customer deposits	(50,000)	50,000
Cash provided in operations	168,970	22,299
Investing-		
Purchase of equipment	(15,572)	(2,333)
Purchase of securities	(1)	-
Proceeds from sale of marketable securities	-	148,060
Cash from (used) by investing	(15,573)	145,727
Financing-		
Repayment of long-term debt	-	(2,011)
Cash contributed by members	183,090	162,958
Cash draws paid to members	(337,481)	(327,863)
Cash (used) by financing	(154,391)	(166,916)
Increase (decrease) in cash	(994)	1,110
CASH, Beginning of year	19,988	18,878
CASH, End of year	$18,994	$ 19,988

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

Veber Partners, L.L.C. (the Company) was formed in November 1994 as a successor to the financial consulting business of Nova Northwest, Inc. The Company provides private investment banking services to middle market companies principally in the Pacific Northwest.

The Company is organized as a limited liability company under the laws of the State of Oregon. The Company has two members, Gayle and Carol Veber, who share equally in income, loss, and capital of the Company. Gayle Veber is the managing member. The Company will terminate on December 31, 2024 unless the members choose to extend it.

Broker-Dealer Status

In 1996 the Company became a registered broker-dealer and was admitted to the National Association of Securities Dealers (NASD). As a registered broker-dealer the Company is required to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not generate revenue from securities brokerage and does not maintain customer accounts. Accordingly, under Rule 15c3-3(k)2(ii) the Company is exempt from the disclosures required by Rule 15c3-3 relating to possession or control of customer securities because they do not take possession of such securities or maintain accounts on behalf of customers.

Basis of Accounting

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred.

Revenue Recognition

The Company has three principal sources of revenues; financial consulting fees, retainers, and success fees. Typically all fees are negotiated between the Company and its clients. The Company records revenue after it is earned and when it is contractually entitled to bill a client.

Marketable Securities

Marketable securities are carried at fair value which is based on published market prices as of December 31 of each year. The Company considers its marketable securities to be available for sale. As such, gains or losses from changes in fair value are included in other comprehensive income. The specific identification method is used to determine realized gains and losses.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Office equipment	7 years
Office furniture	7 years
Computers	5 years
Vehicle	5 years

Depreciation expense was $19,087 and $19,791 in 2001 and 2000, respectively.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax and $865 and $163 of interest in 2001 and 2000, respectively.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2001, the five largest clients accounted for 82% of revenue and the largest client accounted for 33% of total revenue. In 2000, the five largest clients accounted for 75% of revenue and the largest client accounted for 45% of revenue. Given the nature of the Company's business, revenues in 2002 are likely to be generated by different customers than those who generated revenues in the past.

3. FINANCING ARRANGEMENTS:

The Company has a line of credit with U.S. National Bank. The line of credit is guaranteed by Gayle Veber. Availability on the line of credit is $35,000 at an interest rate of prime plus 1.75% (6.5% and 11.25% at December 31, 2001 and 2000). There were no borrowings on the line of credit during 2001 or 2000.

4. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2001 and 2000 the Company did not make any contributions to the plan.

5. COMMITMENTS:

The Company leases its offices under lease extending through 2006. The building is owned by Mr. and Mrs. Veber. The lease provides that the Company pay for all utilities, taxes, insurance and maintenance. The rent is $6,000 per month. During 2001 rent expense of $11,250 was paid to Mr. and Mrs. Veber.

The lease calls for payments as follows:

Year Ending	
2002	$ 72,000
2003	72,000
2004	72,000
2005	72,000
2006	72,000

	$360,000
	========

Total rent expense was $60,823 and $86,340 in 2001 and 2000, respectively.

6. MARKETABLE SECURITIES:

Marketable securities includes the following:

	2001	2000
Image X.com common stock		
Shares owned	4,250	4,250
Cost per share	$4.00	$4.00
Market value per share	$.73	$1.03
Gross cost basis	$17,000	$17,000
Gross market value	$ 3,102	$ 4,411
Unrealized loss	($13,898)	($12,589)

Closely held investments include common stock or warrants to purchase common stock in Unilearn Corporation, Instructional Technologies, Inc. Spencer Tech, Snapnames, Inc, Routeware Inc, and Wire X. These investments are carried at an assigned cost of $6 and are included in the statement of financial condition with marketable securities.

7. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $9,055 and $15,641 and its ratio of aggregate indebtedness to net capital was 1.39 to 1 and .51 to 1, respectively.

8. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Veber Partners, L.L.C.

I have audited the accompanying financial statements of Veber Partners, L.L.C. as of and for the year ended December 31, 2001 and have issued my report thereon dated January 31, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frederick K. Erickson

Gresham, Oregon

January 31, 2002

SCHEDULE I

VEBER PARTNERS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL:	
Total members' equity at December 31, 2001	$50,913
Deductions of non-allowable assets -	
Client receivables	(5,307)
Haircut on marketable securities	(466)
Furniture and equipment, net of accumulated depreciation	(36,079)
Other deductions	(6)
Total deductions	(41,858)
Total net capital	9,055
Minimum net capital required	5,000
Excess of net capital over the minimum required	4,055
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable	8,378
Other accrued liabilities	4,197
Total aggregate indebtedness	12,575
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.39 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION: (Included in Part IIA Form X-17A-5 as of December 31, 2001)	
Net capital as reported in Company's Part IIA (unaudited)	$9,055
Audit adjustments affecting net capital	-0-
Net capital per above	$9,055

FREDERICK K. ERICKSON
CERTIFIED PUBLIC ACCOUNTANT
P. O. BOX 395
TROUTDALE, OREGON 97060
(503) 492-5828

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Veber Partners, L.L.C.

In planning and performing my audit of the financial statements and supplemental schedule of Veber Partners, L.L.C. (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Gresham, Oregon

January 31, 2002

VEBER PARTNERS L.L.C.

INDEX TO ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

VEBER PARTNERS, L.L.C.

ANNUAL REPORT

AS OF DECEMBER 31, 2001